SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02041537

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
June 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X ____ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ____

CRGB

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date:	18 June 2002	By:	
		Title:	Group Head of Media Relations

PRUDENTIAL

18 June 2002

Prudential plc to acquire ING's life operation in the Philippines

Prudential plc ("Prudential") announced today that it has signed a sale and purchase agreement to acquire ING's wholly owned Philippine life insurance subsidiary, ING Life Insurance Co. (Phils.) Inc. The deal is subject to regulatory approval and is expected to complete in the third quarter of 2002. The net assets being acquired by Prudential are £1.5m as at 31 March 2002.

ING established its life operation in the Philippines in 1997 and has 17 sales offices covering most major cities. Its products are primarily traditional life insurance (endowments, whole life and term policies) and it has 800 agents, 10,000 policyholders and 100 staff. While it has built a sound life business in the Philippines, ING is now intending to focus on its other life markets.

ING Life Philippines will be merged with Prudential's existing successful and rapidly growing Philippine business, PRU Life UK. This acquisition continues Prudential's planned and focused expansion strategy in Asia.

Dan Bardin, Prudential Corporation Asia's Managing Director, South Asia, commented: "This is a great opportunity for us as ING and Prudential have similar cultures with highly motivated staff and agents, innovative products and superior customer service. Combining these businesses will enable us to accelerate our pace of growth in the Philippine market."

Mark Tucker, Chief Executive of Prudential Corporation Asia, added: "Prudential is a great believer in the tremendous potential of the Asian retail financial services markets. This acquisition is another sign of our ongoing commitment to the Philippines".

-ENDS-

Enquiries to:

Media:		**Investors/Analysts:**	
Geraldine Davies	020 7548 3911	Rebecca Burrows	020 7548 3537
Steve Colton	020 7548 3721		
Clare Staley	020 7548 3719		

Notes to Editors:

Prudential now has life operations in 12 countries across Asia combined with a rapidly expanding mutual fund presence. Prudential was first established in Asia in 1923 and is currently the UK's largest life insurance company, with US$20 billion funds under management, in the region.

Alongside its wholly owned operations in Asia, Prudential has formed successful joint venture partnerships and strategic alliances with some of the region's leading financial institutions including CITIC (China International Trust and Investment Corporation), India's ICICI, Bank of China and Standard Chartered Bank.

PRU LIFE UK was established in 1996 and has 12 offices in major cities and 55 branches in 27 locations across the Philippines. In 2001 it was the fastest growing life insurer registering 63 per cent growth and now ranks fourth in the Philippine market based on first year premium income for ordinary life business.